Diversify with this market segment - Update

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Masterworks <notification@masterworks.com>
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Hi Sam,

As someone with no portfolio exposure to the photography sector, we wanted to send you our [latest offering featuring Barbara Kruger]. Her works are the first and only photographs we've ever offered on Masterworks—a sector that fetched nearly $60M at auction globally in 2024 and shows signs of strengthening even further in 2025.

We chose Kruger as our entrance into the photography market because she's historically been a bright spot within the field, holding two of the top 10 photography records at auction in 2025.

One impressive thing about Kruger is how her market stacks up next to traditional assets. Check out her comparison of risk-adjusted appreciation:



Barbara Kruger vs. Popular Assets ('99-'25)
BARBARA KRUGER'S MARKET
1.29
S&P 500
0.43
U.S. BONDS
0.38
GOLD
0.52
U.S. HOUSING MARKET (FRED)
0.28

Note: For illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

We're offering a work in her most commercially successful style of black-and-white photography with red-enamel framing, which make up her top four auction prices, featuring more recognizable subject matters. We took advantage of a softer market during acquisition, and are offering this work for $450k. During Kruger's market peak, this piece was valued to be worth $900,000!*

If you want to diversify your portfolio with exposure to photography, we believe Kruger is one of the best. View the offering circular below.

Thanks,

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*On May 27, 2025, Masterworks retrospectively appraised the Artwork at a fair market value of $900,000 ("Peak Value") effective as of December 31, 2022. The Peak Value is based on Masterworks' retrospective opinion of fair market value of the Artwork determined in relation to the artist's auction sales deemed relevant, adjusting for differences in size, palette, composition and execution during a period that was internally identified by Masterworks as a market peak for the artist. The fair market value appraisal, a copy of which is filed as Exhibit 99.4 to the offering statement of which this offering circular is an integral part, is relevant only as of the respective issuance date and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork as these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

'Top photography records featuring black-and-white photography with red-enamel framing' by Barbara Kruger and 'highest-selling photographs at 2025 auctions' by Barbara Kruger not included in set of similar sale to live offering (Masterworks 495). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.